

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 26, 2010

<u>Via U.S. Mail & Facsimile</u>
Mr. Humberto P. Alfonso
Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

  Re: **The Hershey Company**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 19, 2010
    Definitive Proxy Statement
    Filed March 22, 2010
    File No. 1-00183

Dear Mr. Alfonso:

   We have completed our review of your filing and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director